March 2, 2020

Michael Tuchen
Chief Executive Officer
Talend S.A.
9, rue Pages
Suresnes, France

       Re: Talend S.A.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 28, 2019
           File No. 001-37825

Dear Mr. Tuchen:

        We have reviewed your January 24, 2020 response to our comment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to the comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Note 2. Summary of Significant Accounting Policies
(e) Revenue Recognition
Allocation of the transaction price to the performance obligations in the contract, page 83

1. Based on the information provided in your response letter dated January 24, 2020 and subsequent discussions with the staff, we continue to have concerns with certain details in the analysis provided to us. Specifically whether the company maximized the use of observable inputs and considered information that is reasonably available to the company in its determination of the estimated useful life used to determine the license revenue in your standalone selling price model. Please provide us with a qualitative and quantitative materiality analysis had a lower useful life been used. As part of your response, please tell us how you considered the effectiveness of your internal control over financial reporting.
 Michael Tuchen
FirstName LastNameMichael Tuchen
Talend S.A.
Comapany NameTalend S.A.
March 2, 2020
Page 2
March 2, 2020 Page 2
FirstName LastName
       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant at (202) 551-3408 if you have questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology